Exhibit 99.12

LETTER AGREEMENT

February 19, 2024

Michael “Monty” Widenius

38 Vanha Turuntie

02700, Kauniainen, Finland

Runa Capital

459 Hamilton Ave, Ste. 306

Palo Alto, CA 94301
Attention: Murat Akuyev, General Counsel
Email: notices@runacap.com

This letter agreement is being entered into to memorialize the ongoing relationship and commitments of Michael “Monty” Widenius (“Mr. Widenius”) and Runa Capital (“Runa” and together with Mr. Widenius, the “Partners”). The Partners have been working together for years to support the operations, capital needs and growth of MariaDB, plc (“MRDB”). Mr. Widenius and his team are the critical development engine for MRDB and they desire to ensure that the Runa, Smartfin and Open Ocean, two of the other long-term investors in MRDB, continue to have significant involvement in the ownership and governance of MRDB. Most recently, Runa has made significant attempts to support MRDB through numerous offers of financing and other support to save MRDB from further financial and operational deterioration. The involvement of third parties who do not have MRDB’s best interests in mind have impaired MRDB’s ability to continue to work with the Partners. In order to protect MRDB’s best interests, the Partners hereby agree as follows:

Mr. Widenius will work exclusively with Runa and its affiliates with respect to any transaction with MRDB. In exchange for such exclusivity, Runa will ensure that Mr. Widenius is provided the opportunity to invest in any Qualifying Transaction between MRDB and Runa. For purposes of this letter agreement, “Qualifying Transaction” means a transaction involving any form of financing, acquisition or change of control of MRDB, including any acquisition of all or a material portion (5% or more) of the assets or equity of MRDB or any of subsidiaries.

In the event there is a Qualifying Transaction involving MRDB and a party other than the Partners that does not include material participation of the Partners and Open Ocean in the equity and governance of MRDB, Mr. Widenius will immediately cease his support and involvement with MRDB.

This letter agreement is solely between Mr. Widenius and Runa. While there are references to other persons, those references are merely definitional and no agreement or understanding of any kind has been reached with any other person.

All provisions of this letter agreement shall be governed by and construed in accordance with the laws of the state of Delaware. By signing below, each party hereby consents to the exclusive jurisdiction of Delaware state courts and federal courts located in Delaware with respect to the resolution of all disputes arising hereunder. This letter agreement will be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

This letter agreement may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page to this letter agreement by facsimile transmission or PDF file shall be effective as delivery of a manually executed counterpart hereof.

[Signature Page Follows]

Accepted, acknowledged and agreed:

RUNA CAPITAL

By:	/s/ Gary Carr
Name:	Gary Carr
Title:	Director

/s/ Michael Widenius
Michael Widenius